Exhibit 12.1

Starz, LLC Ratio of Earnings to Fixed Charges (in thousands)

	For the Nine Months Ended September 30,				For the Years Ended December 31,
	2012		2011		2011		2010		2009		2008	2007
Fixed Charges:

Interest expense, including amounts due to affiliate, net of amounts capitalized	$18,805		$2,862		$5,012		$20,932		$27,188		$38,836	$40,410
Capitalized interest	879		1,200		1,993		1,986		1,839		4,285	3,567
Estimate of interest expense within rental expense	1,752		1,829		2,436		2,580		2,711		2,581	2,691
Total Fixed Charges	$21,436		$5,891		$9,441		$25,498		$31,738		$45,702	$46,668

Earnings as defined:

Pre-tax income (loss) from continuing operations	$304,657		$329,680		$416,086		$254,243		$189,093		$(1,418,406)	$(118,402)
Fixed Charges	21,436		5,891		9,441		25,498		31,738		45,702	46,668
Amortization of capitalized interest	1,370		1,002		1,436		2,689		1,764		3,002	1,856
Interest capitalized	(879)		(1,200)		(1,993)		(1,986)		(1,839)		(4,285)	(3,567)
Total Earnings (loss)	$326,584		$335,373		$424,970		$280,444		$220,756		$(1,373,987)	$(73,445)

Ratio of Earnings to Fixed Charges	15.2	x	56.9	x	45.0	x	11.0	x	7.0	x	*	*

* Total earnings (loss) for the years ended December 31, 2008 and 2007 were insufficient to cover fixed charges by $1,419.7 million and $120.1 million, respectively.